UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto
Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Uxin Limited

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

91818X 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LC Fund V. GP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 63,142,198

	6	Shared Voting Power 0

	7	Sole Dispositive Power 63,142,198

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,142,198

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%*

12	Type of Reporting Person CO

* The percentage is calculated by dividing the number of shares beneficially owned by the Reporting Person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

1	Names of Reporting Persons LC Fund V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 58,795,583

	6	Shared Voting Power 0

	7	Sole Dispositive Power 58,795,583

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,795,583

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%*

12	Type of Reporting Person PN

* The percentage is calculated by dividing the number of shares beneficially owned by the Reporting Person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

1	Names of Reporting Persons LC Parallel Fund V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,346,615

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,346,615

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,346,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.5%*

12	Type of Reporting Person PN

* The percentage is calculated by dividing the number of shares beneficially owned by the Reporting Person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018.

Item 1(a).                  Name of Issuer:

Uxin Limited

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

2-5/F, Tower E, LSHM Center,
No. 8 Guangshun South Avenue,
Chaoyang District, Beijing, 100102

People’s Republic of China

Item 2(a).                  Name of Person Filing:

LC Fund V. GP Limited

LC Fund V, L.P.

LC Parallel Fund V, L.P.

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

LC Fund V. GP Limited

16F, Tower B, Raycom Infotech Park

No. 2 Kexueyuan South Road, Zhongguancun

Haidian District, Beijing

People’s Republic of China

LC Fund V, L.P.

16F, Tower B, Raycom Infotech Park

No. 2 Kexueyuan South Road, Zhongguancun

Haidian District, Beijing

People’s Republic of China

LC Parallel Fund V, L.P.

16F, Tower B, Raycom Infotech Park

No. 2 Kexueyuan South Road, Zhongguancun

Haidian District, Beijing

People’s Republic of China

Item 2(c).                   Citizenship:

LC Fund V. GP Limited – Cayman Islands

LC Fund V, L.P. – Cayman Islands

LC Parallel Fund V, L.P. – Cayman Islands

Item 2(d).                  Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes.  Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).                   CUSIP No.:

91818X 108

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), each representing three Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of Uxin Limited by each of the reporting persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LC Fund V. GP Limited	63,142,198	7.2	63,142,198	0	63,142,198	0
LC Fund V, L.P.	58,795,583	6.7	58,795,583	0	58,795,583	0
LC Parallel Fund V, L.P.	4,346,615	0.5	4,346,615	0	4,346,615	0

LC Fund V, L.P., a limited partnership organized under Cayman Islands law, directly holds 58,795,583 Class A ordinary shares of the Issuer. LC Parallel Fund V, L.P., a limited partnership organized under Cayman Islands law, directly holds  4,346,615 Class A ordinary shares of the Issuer. The general partner of LC Fund V, L.P. and LC Parallel Fund V, L.P. is LC Fund V. GP Limited, a Cayman Island company. LC Fund V GP Limited exercises voting and investment powers of the shares held by LC Fund V, L.P. and LC Parallel Fund V, L.P. and is managed by its board of directors, including Wang Chau, Hao Chen and Nengguang Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, LC Fund V. GP Limited may be deemed to beneficially own all of the shares held by LC Fund V, L.P. and LC Parallel Fund V, L.P.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2018 is based on 880,659,899 outstanding ordinary shares as a single class, being the sum of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 23,520,495 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan.

Item 5.                                 Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                                 Identification and Classification of Members of the Group

Not applicable

Item 9.                                 Notice of Dissolution of Group

Not applicable

Item 10.                          Certifications

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

LC Fund V. GP Limited	By:	/s/ Hao Chen
	Name:	Hao CHEN
	Title:	Director

LC Fund V, L.P.	By:	/s/ Hao Chen
	Name:	Hao CHEN
	Title:	Executive

LC Parallel Fund V, L.P.	By:	/s/ Hao Chen
	Name:	Hao CHEN
	Title:	Executive